BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2022

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 July 2021To: 31 December 2021

Balance of unallotted securities under scheme(s) from previous return: 999,906

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 485,126

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 514,780

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2022

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 July 2021To: 31 December 2021

Balance of unallotted securities under scheme(s) from previous return: 212,353

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 108,939

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 103,414

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2022

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 July 2021To: 31 December 2021

Balance of unallotted securities under scheme(s) from previous return: 1,183,348

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 717,495

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 465,853

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2022

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 July 2021To: 31 December 2021

Balance of unallotted securities under scheme(s) from previous return: 826,588

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 121,278

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 705,310

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528